UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-40795

ON HOLDING AG

(Exact name of registrant as specified in its charter)

Förrlibuckstrasse 190

8005 Zurich, Switzerland

 Tel: +41 44 225 1555

Fax: +41 44 225 1556

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Annual General Meeting Results

On May 23, 2024, On Holding AG (“On Holding”) held its Annual General Meeting of Shareholders. The final results of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Acknowledgement of the Annual Report and the Audit Reports and Approval of the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2023

On Holding shareholders acknowledged the Annual Report and the Audit Reports and approved the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2023.

Agenda Item 2: Appropriation of 2023 Financial Results

On Holding shareholders approved that the loss for the year 2023 in the amount of KCHF 9,893.0 decreases the “profit carried forward” from the financial year 2022 of KCHF 46,100.4, resulting in a new balance of “profit carried forward” of KCHF 36,207.4.

Agenda Item 3: Approval of the Report on Non-Financial Matters

On Holding shareholders approved the Report on Non-Financial Matters of On Holding AG for 2023.

Agenda Item 4: Discharge of the Members of the Board of Directors and of the Executive Committee

On Holding shareholders approved that the members of the Board of Directors and of the Executive Committee be discharged from liability for the financial year 2023.

Agenda Item 5: Re-Election of Alex Pérez as Proposed Representative of the Holders of Class A Shares on the Board of Directors

On Holding shareholders approved the re-election of Alex Pérez as representative of the holders of Class A shares on the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2025).

Agenda Item 6: Re-Elections of the Members of the Board of Directors

On Holding shareholders approved the re-election of David Allemann, Amy Banse, Olivier Bernhard, Caspar Coppetti, Kenneth Fox, Alex Pérez and Dennis Durkin as members of the Board of Directors, each for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2025).

Agenda Item 7: Election of new Member of the Board of Directors

On Holding shareholders approved the election of Laura Miele as a new member of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2025). She will further serve as a member of the Audit Committee.

Agenda Item 8: Re-Elections of the Co-Chairmen of the Board of Directors

Agenda Item 8.1: Re-Election of David Allemann as Co-Chairman of the Board of Directors

On Holding shareholders approved the re-election of David Allemann as Co-Chairman of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2025).

Agenda Item 8.2: Re-Election of Caspar Coppetti as Co-Chairman of the Board of Directors

On Holding shareholders approved the re-election of Caspar Coppetti as Co-Chairman of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2025).

Agenda Item 9: Re-Elections of the Members of the Nomination and Compensation Committee

On Holding shareholders approved the re-election of Kenneth Fox, Alex Pérez and Amy Banse as members of the Nomination and Compensation Committee, each for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2025).

Agenda Item 10: Re-Election of the Independent Proxy Representative

On Holding shareholders approved the re-election of Anwaltskanzlei Keller AG (CHE-194.206.696), Splügenstrasse 8, 8002 Zurich, Switzerland, as Independent Proxy Representative for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2025).

Agenda Item 11: Re-Election of Statutory Auditors

On Holding shareholders approved the re-election of PricewaterhouseCoopers AG (CHE-106.839.438), in Zurich, Switzerland, as statutory auditors of On Holding AG for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2025).

Agenda Item 12: Compensation Report; Approval of the Compensation of the Board of Directors and the Executive Committee

Agenda Item 12.1: Consultative Vote on the 2023 Compensation Report

On Holding shareholders took note of and endorsed the 2023 Compensation Report in a consultative vote.

Agenda Item 12.2: Approval of the Maximum Aggregate Compensation for the Non-Executive Members of the Board of Directors for the Period between the 2024 Annual General Shareholders’ Meeting and the next Annual General Shareholders’ Meeting to be held in 2025

On Holding shareholders approved the maximum aggregate compensation of CHF 2,000,000 for the non-executive members of the Board of Directors for the period between the 2024 Annual General Shareholders’ Meeting and the next Annual General Shareholders’ Meeting to be held in 2025.

Agenda Item 12.3: Approval of the Maximum Aggregate Compensation for the Members of the Executive Committee for the Financial Year 2025

On Holding shareholders approved the maximum aggregate compensation of CHF 26,000,000 for the members of the Executive Committee (including, where applicable, for their activities as executive members of the Board of Directors) for the financial year 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON HOLDING AG

By:	/s/ Martin Hoffmann
	Name:	Martin Hoffmann
	Title:	Chief Financial Officer and Co-Chief Executive Officer

Date: May 23, 2024

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated May 23, 2024